Filed by: Verigy Ltd.

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

The following letter was sent to all Verigy employees on December 6, 2010:

VERIGY CONFIDENTIAL

December 6, 2010

Verigy Receives an Unsolicited Proposal from Advantest; Reiterates Commitment to LTX-Credence Transaction

Verigy Team:

As you may have seen in the press release today, we announced that we have received an unsolicited proposal from Advantest to acquire Verigy – specifically, to acquire all of Verigy’s outstanding ordinary shares for $12.15 per share in cash. The press release is attached. We want to ensure that you are aware of this situation, to provide you with some background, and to explain why our Board of Directors is still committed to the LTX-Credence merger agreement.

Our Board reviewed the Advantest proposal and determined that it is not superior to the merger agreement with LTX-Credence. However, the Board believes that the Advantest proposal might lead to a superior transaction so it has determined to engage in discussions with Advantest. There can be no assurances that any definitive agreement or transaction will result from the Advantest proposal or Verigy’s discussions with Advantest.

Commitment to LTX-Credence Transaction

Our Board continues to believe in the strategic and financial merits of the Verigy and LTX-Credence transaction. As we previously stated, both Verigy and LTX-Credence expect the combined company will be well-positioned to deliver significant value to our collective customers, shareholders and employees. As a result, our Board continues to recommend the LTX-Credence transaction to our shareholders and is not making any recommendation with respect to Advantest’s unsolicited proposal.

Continued Focus on Our Business

We cannot predict how long this process will take. During this time, it is business as usual for all of us at Verigy. The most important thing we can all do now is remain focused on our day-to-day responsibilities and continue to provide our customers with the excellent products and the world-class service they have come to expect from us.

It is likely that today’s announcement will generate interest from the media, investors and other third parties, and it is important that Verigy speak with one voice.

Please direct all media, investor/shareholder and analyst inquiries to Judy Davies, Verigy’s VP of Investor Relations and Marketing Communications, at 408-864-7549 or judy.davies@verigy.com.

We will keep you informed as appropriate throughout the process. In the meantime, we encourage you to review the attached press release.

As always, thank you for your continued hard work and dedication to Verigy.

Sincerely,

Keith Barnes	Jorge Titinger
Chairman and CEO	President and COO

VERIGY CONFIDENTIAL

Additional Information and Where You Can Find It

On November 17, 2010, Verigy and LTX-Credence entered into a definitive agreement providing for a business combination of the two companies. In connection with the proposed transaction, Verigy will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and shareholders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7 percent, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9 percent, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

VERIGY CONFIDENTIAL

Cautionary Statement Regarding Forward-Looking Statements

This letter contains statements that may be deemed to be forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on Verigy and its Board of Directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements. These statements include that the Advantest proposal might lead to a superior proposal; expectations that the combined company with LTX-Credence will be well-positioned to deliver significant value to our collective customers, shareholders and employees; our Board’s continued recommendation of the LTX-Credence transaction to our shareholders; and other statements regarding the possible transactions. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. The following factors, among others, could cause actual results to differ materially from those described in any forward-looking statements: the inability of Verigy and Advantest to agree on the parameters of their discussions; actions of LTX-Credence in response to any discussions with Advantest; the results of discussions with Advantest; the impact of actions of other parties with respect to any discussions and the potential consummation of the proposed transaction with LTX-Credence; the commencement of litigation relating to the discussions or to the proposed transaction with LTX-Credence; changes in the proposal from Advantest; failure of the Verigy and LTX-Credence shareholders to approve the proposed transaction; regulatory challenges to the proposed transaction with LTX-Credence or any other potential transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies from the Verigy and LTX-Credence transaction; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this letter.

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